

Tel: 612 9921 2999
Fax: 612 9921 2552

AGL
72 Christie Street
St Leonards
NSW 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards
NSW 2065
www.agl.com.au





11 January 2006

BY COURIER

Attention: Mr Michael Coco
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549
(Contact Tel: 202.628.4222)

Dear Sir

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO. 82-4797

I enclose information which The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9921 2349.

Yours faithfully

Jane McAloon
Group Manager Corporate & External Services
& Company Secretary

Encl.

Issues Raised and Reported to the ASX

Period 1 December 2005 to 31 December 2005 (inclusive)

Date	Name of Document
5 December 2005	MD Conference Presentation
13 December 2005	Southern Hydro Investor Tour - Presentation
21 December 2005	AGL amends gas portfolio arrangements


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/12/2005

TIME: 09:33:01

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

MD Conference Presentation 5 Dec 2005

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

The National Importance of the PNG Gas Project

Greg Martin,
Managing Director, AGL

Australia & PNG Gas Conference
Brisbane Marriott Hotel, 5 December 2005


AGL

Agenda

- AGL – Petronas Consortium
- Project Status of the Australian Pipeline Component
- Eastern Australian & Queensland Energy Demand
- AGL's Broader Interest in the Queensland Energy Market
- AGL Demerger & the PNG Gas Project

PNG-Qld Gas Pipeline - Project Overview


PAPUA NEW GUINEA
Torres Strait
Port Moresby
Cape York
Bamaga
Gove
Weipa
NORTHERN TERRITORY
QUEENSLAND

- ExxonMobil, Oil Search, and others are developing major PNG gas reserves sale to Australian markets
- PNG - Qld Gas Pipeline project involves transporting PNG gas to markets in Eastern Australia
- AGL-Petronas Consortium, (APC), is developing the Australian pipeline component of the project


AGL

Petronas

- Malaysia's national petroleum corporation established in 1974.
- Wholly government owned, vested with entire oil and gas resources in Malaysia
- Integrated international oil and gas company with business interests in 35 countries.
- 2005 Financial Performance:
  - Revenue US$ 36bn
  - EBITDA US$ 18bn
  - Total Assets US$ 63bn





AGL

- Australia's largest energy retailer serving 2.82 million customers.
- Owner / Investor in gas & electricity distribution networks, gas transmission and electricity generation assets across Australia.
- Operator of gas & electricity distribution networks, gas transmission and electricity generation infrastructure across Australia.
- S&P/ASX 50 company
- YE June 2005 Financial Performance#:
  - Revenue AU $ 4.18bn
  - EBITDA AU $ 895m
  - Total Assets AU $ 5.93bn


AGL

#Excluding significant items


AGL

Current Project Markets & Pipeline Routes

- Pipeline will deliver to markets across Eastern Australia.
- Original East Coast markets remain robust.
- New market gains over recent months - Gove, AGL (via SWQ)
- New laterals to Gove and South West
- Final route depends on final foundation markets.


Townsville
SOUTH
AUSTRALIA

Project Metrics

- > 3,800 km total pipeline length
- 650 km subsea component
- ~20 compressor stations (ultimately)
- 350mm - 700mm pipe diameters
- >450,000 tonnes of steel pipe
- >200,000 welded joints
- >5,000,000 tonnes excavation
- >1,500 construction jobs
- ~30 months construction period
- ~AU$2.5-3.0 bn capital cost

FEED Status

- APC commenced Front End Engineering and Design in February.
- Progress underway on a number of fronts:
  - Route selection
  - Detailed engineering and construction planning
  - Licensing
  - Environmental approvals
  - Land Access
  - Commercial arrangements with Producers/Shippers
  - Project financing arrangements
  - Regulatory arrangements


Current APC Program
FEED Trigger
FEED Technical Program
Environmental Approvals
Land Access Negotiation & Approvals
Gas Transportation Agreement with Producers to support Sanction
Financial Close
First Gas (Progressively) 2009
4Q '04
2005
2006
2007 - 2009

Australia & PNG Gas Conference – Dec. 2005


AGL

Project Outcomes

- Security of gas supply for Eastern Australia
  - A number of traditional gas sources are declining.
  - PNG Gas will support an integrated (and extensive) delivery system
- Price competition in a supply constrained market
  - Provides long term certainty of competitively priced gas supply to all users.
  - Links gas supplies (including CSM) and markets in Queensland and interstate to create active and competitive gas market.


AGL

Project Outcomes (continued)

- Underpins development of existing and new minerals projects requiring proven, large scale competitively priced gas supply.
  - Experience elsewhere (such as Western Australia) shows that once an abundant supply of competitively priced gas is made available, strong supply-led growth tends to occur.
- Supports gas fired power generation
  - Competitive reliable gas is required to achieve gas fired objectives of governments across Eastern Australia







Australian Gas Resources[1]



PNG 10,000 PJ
Bonaparte 20,700 PJ
Browse 28,100 PJ
Carnarvon 90,900 PJ
50% plus exported
Cooper 2,100 PJ
Coal Bed Methane
4,900 PJ
Gippsland 6,200 PJ
Otway/ Bass
1,400 PJ
QUEENSLAND
WESTERN AUSTRALIA
NEW SOUTH WALES
VICTORIA
TASMANIA

Estimated remaining reserves and resources
Sources: Geoscience Australia 2005, Company reports
[1] Resources include both Category 1 (2P) and Category 2 (geologically proved or awaiting further appraisal)



Eastern Australia - Supply Demand Implications

- Wood Mackenzie analysis suggests even with PNG, CBM & Yet-To-Find (YTF) gas a clear need for new sources of gas supply to meet demand arises from 2015


Eastern Australia - Supply & Demand Base Case
Contracted
Uncontracted Supply
YTF
Demand

Source: Wood Mackenzie 2004


AGL

Queensland Supply and Demand ... *NEMMCO's view*


14000
13500
13000
12500
12000
11500
11000
10500
10000
9500
9000
8500
8000
Capacity (MW)
05/06
06/07
07/08
08/09
09/10
10/11
11/12
12/13
13/14
14/15
Available Capacity
MTPASA Available Capacity
Additional Capacity Required
50% Maximum Demand
Capacity for Reliability

AGL's Broader Interest

- Executed a gas supply agreement (GSA) with the PNG Gas producers for the supply of approximately 1,500 PJ of gas over 20 years commencing from 2009
  - Value of contract approximately AU$4.5 billion
- Executed an upstream investment agreement (UIA) with Oil Search to acquire a 10% interest in PNG Gas Project through stakes in the Kutubu (PDL2) and Gobe (PDL4) licences
  - Value of investment approximately US$300m (~AUS$400m at current exchange rates)
- Announced a 370MW, AU$350m gas fired power station in Townsville, fuelled by 20 PJ/a of PNG Gas


AGL

Townsville Gas Fired Power Station Development

- 370 MW gas fired base load power station
- Operational in 2009 coinciding with arrival of PNG Gas
- Total gas demand 20 PJ per annum
- Combined cycle gas turbine using latest high efficiency technology
- Typical of next generation of greenhouse-friendly power stations.
- AGL's first power generation initiative in Queensland
- PNG Gas will offer certainty that there will be more gas generation in Queensland.



Queensland ... *an opportunity for future growth*



100%
80
60
40
20
0
Other
Origin Energy
TRUenergy
AGL
Other
Country Energy
Energy Australia
Integral Energy
AGL
Other
Ergon Energy
Origin Energy
Energex
AGL
Other
Origin Energy
TRU energy
AGL
ACTEW-AGL
Alinta
Western Power
Vic
NSW
Qld
SA
ACT
WA
Key target market
*Estimated retail revenue per customer multiplied by estimated number of customers per retailer @ Oct 04 - AGL estimates

Australia & PNG Gas Conference – Dec. 2005



AGL

AGL Demerger – Creating Two New Market Players

- Energy Company
  - One of Australia's largest energy companies
  - Leading position in South Eastern Australia retail markets
  - A growing portfolio of generation and gas assets
  - Substantial funding capacity to execute growth opportunities
- Infrastructure Company
  - Quality gas and electricity distribution assets
  - Internal management expertise
  - Identified growth opportunities: PNG Pipeline & Agility business
  - Competitive capital structure supporting future growth opportunities
- No cross shareholdings between companies
- Clear and focused investment propositions
  - Energy Company: Strong EPS accretion, competitive fully franked dividends
  - Infrastructure Company: Predictable, growing cash flows, fully franked dividends

Proposed Structure Post Demerger


AGL
Energy
Chairman elect – Mark Johnson
FY05 Historical ProForma EBITDA $342m
Infrastructure
Chairman elect – Graham Reaney
FY05 Historical ProForma EBITDA $439m*
Electricity
Gas
Services
Generation/Production
Retail
Transmission
Distribution
Contracted Generation
Hallett (SA) & Somerton (Vic) Peakers
Loy Yang A (32.5%)
Southern Hydro Generation
NSW, Vic, SA
ActewAGL (50%) (Retail)
Vic
ActewAGL (50%) (Distribution)
Wattle Point Wind Farm
PNG Gas Project
Sydney Gas
HC Extractions - LPG
NSW, Vic, SA
ActewAGL (50%) (Retail)
Elgas – LPG (50%)
APT (30%)
PNG Pipeline
NSW
ActewAGL (50%) (Distribution)
Chile (GasValpo)
Agility (Electricity, Gas & Water)
Existing Footprint
Recent Announcements
* Excludes Southern Hydro & PNG Gas Project

Australia & PNG Gas Conference – Dec. 2005



The PNG Gas Project ....

A project of truly national significance



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/12/2005

TIME: 12:06:56

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Southern Hydro Investor Tour - Presentation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


AGL

AGL Hydro

Jeff Dimery
General Manager Merchant Power

Southern Hydro Asset Investor Tour

13 December 2005

Disclaimer


AGL

The information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in The Australian Gas Light Company or to retain any securities currently held
- does not take into account the potential and current individual investment objectives or the financial situation of investors
- was prepared with due care and attention and is current at the date of the presentation

Actual results may materially vary positively or negatively from any forecasts (where applicable) in this presentation. Before making or varying any investment in securities in The Australian Gas Light Company, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice.

Agenda


AGL

- The Big Picture
- The Asset
- The Portfolio
- Conclusion
- Appendix
  - 31 Oct 05 Open Briefing: AGL MD on Southern Hydro Acquisition


AGL

The Big Picture





21st century life extremely energy intensive


AGL




GENERAL ELECTRIC









Carbon constraints to impact electricity supply


AGL

- Global average surface temperature increasing by 0.6^{o}C during the 20th century
- Global sea level rising by between 0.1 and 0.2 metres during the 20th century


Trend in global average surface temperature
°C
0,6
0,4
0,2
0
-0,2
-0,4
-0,6
15,68 °C
15,48 °C
15,28 °C
15,08 °C
14,88 °C
14,68 °C
14,48 °C
1860
1870
1880
1890
1900
1910
1920
1930
1940
1950
1960
1970
1980
1990
2000
Positive deviation (in °C)
Negative deviation (in °C)
GRID Arendal
UNEP
Source: School of environmental sciences, climatic research unit, university of East Anglia, Norwich, United Kingdom, 1999.

Carbon constraints to impact electricity supply


AGL

Early manifestations of global warming

- Summer 2003: hottest in 500 years in Europe, greatest fall in agricultural productivity in a century
- September 2005: hottest September globally on record
- Unprecedented drought in western USA, devastating cyclones more prevalent
- Loss of Larson B Ice Shelf, Antarctica in 2001
- First South Atlantic hurricane in 2003
- By 2000, Earth 0.63 degrees warmer than in 1900
- CO_2 in atmosphere increased by 2.54 parts per million in 2003, far worse than predicted


NORTH POLE
Since 1979, more than 20% of the Polar Ice Cap has melted away.
ARCTIC SEA ICE BOUNDARY IN 1979

Southern **NEM growth underpins expansion**

AGL

- Forecast demand growth in Vic & SA alone supports both new Bogong projects

NEM peak growth - by state



Peak load
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
(MW)
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
Year
NSW
Snowy
Queensland
Tasmania
SA
Victoria

Vic & SA summer outlook tight


AGL

- NEMMCO forecasts indicate the 2005/06 summer outlook for Vic and SA is very tight without Basslink and Laverton

VIC/SA Summer Outlook
NEMMCO Medium Term Projected Assessment of System

Vic+SA Reserve Shortfall
Vic+SA Demand
Vic+SA Generation including Imports

Demand & Supply (MW)
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0

Reserve Shortfall (MW)
800
600
400
200
0
-200
-400
-600
-800

11 Dec 05
08 Jan 06
05 Feb 06
05 Mar 06
02 Apr 06
30 Apr 06
28 May 06
25 Jun 06
23 Jul 06
20 Aug 06
17 Sep 06
15 Oct 06


AGL

The Asset





AGL generation portfolio


AGL

Wattle Point will be owned by Infrastructure Business upon demerger

Burrendong 19MW

Copeton 22.5MW

Pindari 5.7MW

Glenbawn 5.5MW

Hallett 180MW

Yarrawonga 9.5MW

Cairn Curran 2MW

Banimboola 12MW

Somerton 150MW

Dartmouth 180MW

Rubicon 13MW

Eildon 135MW

Loy Yang (32.5%) 715MW

Kiewa 241MW

Hydro

Gas

Coal

Additionally:

- Cawse in WA - 20MW
- Landfill gas & biogas in WA, Vic, NSW & Tasmania - 14MW
- Co-generation in Vic and SA - 9MW

Key value drivers of hydro assets


AGL

- Pool price outcomes (supply / demand)
- Market volatility (derivative premiums)
- Hydrology
- Renewable Energy Certificates / carbon values
- Existing 3rd party Power Purchase Agreements
- Operational synergies

- Portfolio benefits through integration
  - Risk management / mitigation
  - COGS efficiencies & resultant EBIT benefits
- Development opportunities
  - 130MW Bogong project, Australia's largest and last hydro expansion opportunity

Hydro fast start capability


AGL

- Hydro is fast start and capable of catching 5 minute NEM price spikes other forms of generation are not able to achieve

Summary of response times to market prices:

Plant Type	Time to Synchronise (Minutes)	Time to reach Full Load from Synchronisation (Minutes)	Total Time from Idle (Minutes)	Start Up Cost (k$)
Hydro	2 - 3	1 - 2	2 - 5	0
Gas Turbines	5 -20	5 - 15	10 - 35	3
Gas fired steam Turbines	120, 480 from cold	60	180	10
Black coal fired steam Turbine	180+ from prepared boiler	60+	180+	20-80
Brown coal fired steam turbine	240-480 from prepared boiler	60+	180+	20-80

- Steam turbines take significantly longer to start from a cold start
- Coal generators require a minimum loading level (at least 30% of full load for black coal and 60% of full load for brown coal) to remain stable

Hydro attractive asset characteristics



- Hydro assets have longer life, lower depreciation and operating costs than any alternative generation types

Type	Civil Structures (with normal maintenance practices)	Electrical / Mechanical Plant	Control & communication Systems
Coal (Steam)	40+ Yrs	35 to 40 Years	10 to 20 Years
Gas Turbines		20 to 40 Years	
Hydro	**200+ Yrs**	**40 to 50 Years**	
Wind	20+ Yrs	20 to 25 Years	

Improving hydrology following heavy rainfall



Dartmouth - Actual
Dartmouth - LTA
Eildon - Actual
Eildon - LTA
Dartmouth Capacity
Eildon Capacity
GL
4,250
4,000
3,750
3,500
3,250
3,000
2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
-
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Previous Sale March
Storage levels highest since Nov-02
~30%
~10%
63%
49%
Storage levels highest since Feb-01

Zero emissions and valuable REC's



- New Hydro developments such as Banimboola & Bogong have a zero baseline for REC creation
- Hydro generation upgrades of existing assets such as West Kiewa are eligible for incremental REC creation
- Existing assets will produce enough REC's to supply 30% of AGL's future requirements under the MRET scheme
  - Representing approximately 55% of AGL's uncontracted REC requirements
- Any extension of the MRET scheme would potentially deliver additional benefits / upside to AGL

The Portfolio





Why pursue a power generation strategy?


AGL

- In total AGL will spend **~ $13 Billion** over the next 10 years on wholesale electricity purchases to supply its retail portfolio
- AGL is leveraging its scale to create upstream growth opportunities to further reduce COGS and improve EBIT / EBIT margins

Optimising the mix of physical assets (power generation) with long term contracts and short term (market) activities all tailored to meet our retail portfolio attributes is a key outcome of the power generation strategy



The scale and importance of managing COGS

Gas & Electricity Sales



gas account.
electricity account.
AGL

Indicative Costs & EBIT

EBIT

Cost to serve

Wholesale Opex

Cost to compete

Other costs

Energy COGS

Transmission & distribution cost

Pool price signals for asset operation


AGL

Historical Victorian Pool Prices (Highest 1%)

$7,000
$/MWh
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
0.0% 0.1% 0.2% 0.3% 0.4% 0.5% 0.6% 0.7% 0.8% 0.9% 1.0%
Cal Yr 2000
Cal Yr 2001
Cal Yr 2002
Cal Yr 2003
Cal Yr 2004
Cal Yr 2005 (to 3/11/2005)
Tail is sub $100/MWh

- 87.6 hours of running capability is required to cover this price risk
- Southern Hydro has up to 20 times this capability

Efficient portfolio management


AGL

- AGL's electricity purchase cost (pre Southern Hydro) reflect a lack of externally available, efficiently priced tailored products to match our retail profile
- Contracts are typically sold in blocks, this is not reflective of customer usage, often resulting in less effective hedging outcomes
- Reduced reliance on third party contracts will reduce both hedge quantity and hedge premiums
  - Eg: AGL contracted ~$71m pa with Southern Hydro over the past 4 years that will now be internalised
- Southern Hydro's capacity and operational characteristics combined with our existing generation portfolio provides greater ability to influence our purchase cost structure

Valuable generation growth opportunities


AGL

- Southern Hydro delivers considerable growth opportunities in the high value, 'peaking' end of the generation sector

AGL equity position in NEM power generation:


Hallett
180MW
Somerton
150MW
LFG/Renewable
23MW
LYA
715MW
Southern Hydro
645MW
1,713 MW
0
500
1,000
1,500
2,000
2,500 MW

AGL power generation project pipeline: 1,917MW


Dollar & Macarthur Wind Farms
80MW & 250MW
Leafs Gully - NSW
400MW CCGT
Leafs Gully - NSW
300MW OCGT
Townsville - Qld
350MW - CCGT
Hallett Expansion - SA
300MW - OCGT
Bogong - Vic
130MW Hydro
Hallett Wind Farm - SA
95MW
W.Kiewa Upgrade - Vic
12MW Hydro

Conclusion


AGL

Given the nature of AGL's existing portfolio of retail and generation assets, Southern Hydro is a natural fit that will deliver:

- Greater optimisation of portfolio mix between physical assets, long term contracts and short term market activities
- Greater balance of physical generation asset types (thermal, hydro & wind) and base, intermediate and peaking
- Greater control over future pricing / less reliance on third party competitors particularly at peak times of demand
- Increased operational scale mitigating plant risk
- Fast start hydro improves ability to manage risk and capture value in wholesale electricity market
- Zero emission assets deliver short and long term benefits in an increasingly carbon constrained environment

Further information & contacts


AGL

A full range of information on AGL including annual reports, presentations and financial results as well as information on Southern Hydro is available from our respective websites:

www.agl.com.au **www.southernhydro.com.au**

alternatively, contact

Graeme Thompson
Head of Investor Relations
The Australian Gas Light Company
phone: +61 2 9921 2789
mobile: +61 (0) 412 020 711
e-mail: gthompson@agl.com.au


AGL

Appendix





Attention ASX Company Announcements Platform
Lodgement of Open Briefing®


AGL


open briefing

corporatefile.com.au

The Australian Gas Light Company
ABN 95 052 167 405
72 Christie Street
St Leonards, NSW 2065

Date of lodgement: 31-Oct-2005

Title: Open Briefing®. AGL. MD on Southern Hydro Acquisition

Record of interview:

corporatefile.com.au
The Australian Gas Light Company today announced an agreement to acquire Southern Hydro, a company with 736 megawatts of hydroelectric and wind generation capacity, from Meridian Energy Limited. The acquisition price is $1.425 billion. What are the strategic drivers of this acquisition?

MD Greg Martin
This acquisition is an important addition to our growing portfolio of power generation assets. It will deliver profitable growth through further investment in the upstream sector of the energy supply chain to support our large retail market position. It will also provide greater control over the future pricing and competitiveness of our wholesale electricity requirements by reducing our reliance on third-party competitors for electricity purchases, particularly at times of peak electricity demand.

The acquisition also enhances the balance of our generation portfolio by adding hydro and wind generation assets. We now have greater balance of base, intermediate and peak capacity power generation as well as a better geographical spread across our core markets. The increased operational scale of our generation portfolio will mitigate the risk of plant failure through multiple unit redundancy, while ownership of fast start hydro generation will improve our ability to manage risk and capture value in the wholesale electricity market.

The zero greenhouse emissions Southern Hydro renewable portfolio will also bring a substantial reduction in the carbon intensity of our generation portfolio, positioning us well for an inevitably more carbon-constrained future.

corporatefile.com.au
What's the importance of peaking capacity in AGL's portfolio and to what extent will the Southern Hydro assets cover AGL's total peaking capacity requirements?

MD Greg Martin
Because of our large customer base in Victoria and South Australia we have the largest peak electricity demand in the National Electricity Market (NEM). It's predominantly at times of peak demand that wholesale electricity prices are highest, so we'll benefit considerably by owning the fast-start renewable generation assets of Southern Hydro. It's worth noting that approximately 30 percent of our load occurs during peak demand times and this accounts for approximately 45 percent of our total electricity cost of goods sold.

By increasing our ownership of peaking capacity we'll be able to avoid paying significant contract premiums to third parties and capitalise on the benefits associated with a more balanced retail/wholesale portfolio.

Combining Southern Hydro's controllable capacity of approximately 560 megawatts with our existing power generation facilities at Somerton in Victoria, a 150 megawatt open cycle gas turbine (OCGT) facility, and Hallett in South Australia, a 180 megawatt OCGT, will provide us with 890 megawatts of peaking generation. Consequently, we'll be in a position to largely self-supply our retail load flex in the southern NEM, while still having capacity to grow our generation base in the region.

We also have ample capacity to grow our power generation portfolio in the northern NEM (New South Wales and Queensland) to supply the rapid growth in our retail market share in that region. The Queensland retail market will be open to full retail competition in July 2007 and you'll be aware of last week's announcement of our plans to build a 370 megawatt base load power generation project in Townsville, north Queensland.

corporatefile.com.au
The acquisition prices the Southern Hydro assets at $1.9 million per megawatt of current capacity compared with $3.4 million per megawatt for Pacific Hydro in the most recent Australian renewable energy asset transaction. What's the reason for the discount?

MD Greg Martin
Given the unique nature of these long life assets and the future development opportunities they encompass, we're very pleased with the acquisition price and believe the assets will provide long-term shareholder value.

corporatefile.com.au
What value have you placed on Southern Hydro's development projects scheduled for completion over the next three years?

MD Greg Martin
The flagged development opportunities have been independently assessed against our existing development pipeline and then ranked using our financial and risk investment criteria. Bogong is an important component of development projects as it adds 130 megawatts. The value placed on other development projects reflects their early development status.

corporatefile.com.au
What value has AGL placed on Southern Hydro's ability to generate renewable energy certificates (RECs)?

MD Greg Martin
All of Southern Hydro's generation facilities are registered and capable of generating RECs, as will its development projects as they come on line.

We have a very large requirement to purchase or produce RECs under the current Federal Government Mandatory Renewable Energy Targets (MRET) scheme. Southern Hydro will satisfy approximately 30 percent of our total REC requirements under this scheme, representing approximately 55 percent of our uncontracted REC requirements. We've valued Southern Hydro's REC capacity based on the current REC forward price curve. Should the MRET scheme be increased or extended, we'd see potential upside to the business.

corporatefile.com.au
What's the expected impact of the acquisition on AGL's earnings in the current year ending June 2006 and in the June 2007 year, the first full year post acquisition?

MD Greg Martin
Firstly my answer reflects a pre-demerger AGL continuing on a business as usual basis and adjusted for A-IFRS. The impact in the current financial year will be reflective of the current hydrology profile, the existing Southern Hydro contract book and our capacity to integrate the business into our wholesale and generation portfolio. We expect the acquisition to be earnings decretive by approximately 2 cents per share for the 7 months to 30 June 2006 and by approximately 2 to 3 cents per share in 2007. In 2008 the acquisition is expected to be EPS neutral and accretive from 2009 when a return to long term average (LTA) hydrology and capture of full portfolio benefits is expected.

corporatefile.com.au
In which specific areas are operational improvements available?

MD Greg Martin
First, we expect improved hydrological performance from Southern Hydro's schemes resulting in increased pool and REC receipts that will accrue naturally following drought recovery. I draw your attention to the slide contained in our investor presentation on dam levels which shows material improvement to water levels in recent months.

Second, we'll be able to capture additional benefits through integration with our existing generation and retail portfolios. These benefits weren't available to Southern Hydro previously as a stand-alone generating asset. They include lower retail portfolio costs through a reduction or avoidance of higher cost supply contract payments to third parties, the capability to optimally manage inter-state retail load diversity when the Southern Hydro assets are combined with our Hallett power station in South Australia, and a reduced portfolio redundancy allowance associated with our existing generation unit at Somerton in Victoria.

corporatefile.com.au
To what extent are Southern Hydro's earnings dependent on hydrology and will this materially increase the risk profile of AGL's earnings in power generation or across its portfolio?

MD Greg Martin
Hydrology is obviously important for Southern Hydro's business performance, but it's not as simple as "high rainfall equals high earnings." Higher dam levels at Dartmouth and Eildon are important, and they're currently well on their way to recovery from the lows experienced in the recent drought. Higher dam levels deliver two benefits – increasing available generation and increasing the efficiency of the generators by raising the "head height". The Kiewa scheme isn't significantly impacted by rainfall variations from year to year as it relies primarily on snowmelt to fill its catchment and its water isn't allocated for irrigation purposes.

Our hydrology assumptions have been based on the due diligence reports of two independent experts. We've assumed a return to LTA hydrological outcomes by 2009 for the Southern Hydro assets. Our hydrology assumptions are more conservative than those in the Southern Hydro Information Memorandum, even for the LTA case.

Should there be a downward shift in the LTA hydrology, we'll be well positioned through ownership and investment in a diversified generation portfolio that includes gas, coal and wind.

corporatefile.com.au
How do the cash flows from hydro and wind power differ from those of AGL's traditional generation assets and how will you manage the specific operating issues associated with these assets given you have no direct experience in the area?

MD Greg Martin
Our existing generation assets at Somerton and Hallett derive their revenue predominantly from capacity payments. Loy Yang A Power Station, where we have a 32.5 percent stake, derives its income from pool receipts and contract payments. The hydro assets derive their cash flows from a mix of pool receipts for the run-of-river schemes and capacity payments like Somerton and Hallett for the peaking capacity. These cash flows will be supplemented by the creation of RECs.

The Wattle Point wind farm output has been contracted under a power purchase agreement (PPA) to a third party for the medium term. Variability in output risk rests largely with the PPA contractor. With a balanced portfolio of generation assets including flexible hydro and gas-fired power generation assets, as we now have, we'll be well positioned to manage the variable output from a wind farm.

Operationally, we'll acquire the highly regarded and experienced Southern Hydro hydrology and maintenance teams as part of the transaction. The Wattle Point wind farm will continue to be operated and maintained by the existing contractor over the next three to four years. There's an option to extend this arrangement at our discretion.

corporatefile.com.au
Can you indicate the proportion of the acquisition price accounted for by property plant and equipment, working capital, and goodwill?

MD Greg Martin
Property, plant and equipment represents about two-thirds of the acquisition price, with the remainder allocated to contracts, licences and goodwill.

Working capital was approximately $35 million at 30 June 2005, with an adjustment mechanism agreed with Meridian for changes in working capital and capex in the period since 30 June 2005. Based on current analysis, we anticipate a refund of approximately $15 million resulting in net working capital of around $20 million.

corporatefile.com.au
You've indicated the transaction will be fully debt funded. What will be the impact on AGL's gearing and interest cover ratios?

MD Greg Martin
Again, my answer reflects a pre-demerger AGL continuing on a business as usual basis and adjusted for A-IFRS. Our gearing will increase to approximately 45 percent (debt to debt plus equity on a book value basis), which would then trend downwards over the next few years. It should be noted that we've obtained commitments for financing on competitive terms for this acquisition and our interest coverage ratios will change to reflect this increased gearing.

We've been in discussions with the ratings agencies regarding this transaction and the proposed demerger. We anticipate retaining an appropriate credit rating and following the demerger each company will be able to adopt an appropriate capital structure.

corporatefile.com.au
What impact will the Southern Hydro deal have on AGL's ability to debt fund its planned acquisition of a 10 percent stake in the PNG Gas Project next year?

MD Greg Martin
While our gearing has increased, we have ample funding capacity to undertake the acquisition of the stake in the PNG Gas Project next year, and continue to retain

appropriate credit ratings. Pro-forma financial information provided in the investor presentation for the Demerger Proposal details the extent of balance sheet debt, which includes funding for the 10 percent stake in the PNG Gas Project.

corporatefile.com.au
What's the expected cost of the Southern Hydro development projects over the next three years and will there be any impact on AGL's capex plans for its existing businesses?

MD Greg Martin
Southern Hydro has a number of attractive development projects that fit with our existing business strategies. We'll examine these projects in conjunction with our own development opportunities, rate them in terms of attractiveness, and allocate capital accordingly. We anticipate being able to fund all the financially attractive development projects.

A project worth highlighting is the Bogong expansion to the Kiewa scheme. This project would deliver a further 130 megawatts of hydro generation capacity and is expected to be the last major hydro expansion opportunity in the southern NEM for some time. In addition to the extra generation capacity, it would enhance the operations of the other plants in the Kiewa scheme and qualify for RECs for all generation output. Capital payments for the project over the period to 2009 are estimated to be around $50 million per year.

corporatefile.com.au
You've indicated that about 25 percent of Southern Hydro's revenue comes from long-term PPAs. To what extent are these with retailers that compete with AGL and what is your intention regarding these PPAs?

MD Greg Martin
The long-term PPAs are all with retail competitors of ours. The contracts were all negotiated on commercial terms that were attractive to both parties at the time. When the contracts expire we'll have the choice to extend them with the existing counterparty, negotiate with an alternative counterparty or supply the energy and environmental products to our own retail business.

corporatefile.com.au
At the time of your acquisition of a 50 percent interest in the Sydney Basin coal seam methane assets of Sydney Gas, you alluded to the consequent opportunities to develop additional gas-fired power generation capacity. Would you continue to see a need for this following the Southern Hydro acquisition?

MD Greg Martin
Yes. We see significant growth opportunities in the power generation sector. Our demand for generation capacity to supply our retail customer base nationally is approximately 5,000 megawatts. After acquiring Southern Hydro, we'll have equity ownership of approximately 1,700 megawatts. In addition, I point you to the recent announcement we made on the commitment to build 370 megawatt gas fired power station planned for Townsville.

corporatefile.com.au
Thank you Greg.

For more information about AGL, visit www.agl.com.au or call Graeme Thompson, Head of Investor Relations, on +61 2 9921 2789

To receive future Open Briefings by e-mail, visit www.corporatefile.com.au


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DATE: 21/12/2005

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Amends Gas Portfolio Arrangements

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Tel: 02 9921 2999
Fax: 02 9921 2552

72 Christie Street
St Leonards, 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065

media release

21 December, 2005

AGL amends gas portfolio arrangements

The Australian Gas Light Company (AGL) has announced amendments to its wholesale gas portfolio involving the supply of additional gas from the BHP Billiton/Esso Gippsland Basin producers.

AGL and the Gippsland Basin producers have agreed to amend the terms of the existing 14 year contract for the period 2007-2009. In addition, AGL has restructured its arrangements under the Gascor Contract (also supplied by the Gippsland Basin producers), over the period 2008-2009.

These two changes will see total gas quantities increased by up to 16 petajoules (PJ) over the three-year period 2007-2009, resulting in a reshaping of the contractual off-take profile and enhancing the ongoing price competitiveness of AGL's wholesale gas portfolio.

"The amended arrangements agreed with the Gippsland Basin producers reflect the on-going competitiveness of Gippsland gas," AGL Managing Director Greg Martin said.

Mr Martin added that he was disappointed recent negotiations over future pricing, with AGL's other major gas supplier the Santos-led Cooper Basin producers, had failed to reach a satisfactory outcome.

"The terms of our Cooper Basin contracts will now be subject to a formal price arbitration process to determine the price of gas to be supplied for the period 1 July 2007 to 30 June 2010," he said.

"AGL remains confident this formal process will produce an outcome consistent with the realities of a competitive wholesale gas market," Mr Martin concluded.

Supply Source	**Counterparty(ies)**	**Approx Remaining Quantities (PJ)**	**Termination Date**
Cooper Basin	South Australian & South West Queensland Cooper Basin Producers	605	Various agreements, terminating end of 2006, 2011 and 2016
Surat Basin	Origin Energy	335	May 2020
Gippsland Basin	Gascor, Esso/BHPB	1,200	Two agreements, terminating 2009 (Gascor) and end of 2017
Sydney Basin	Sydney Gas Limited/AGL	145	2015
PNG	Oil Search, AGL, Exxon Mobil, MRDC, Nippon Oil Exploration Ltd	1,500	2028
		3,785	

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: +61 2 9921 2352
Mobile: 0416 275 273

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: +61 2 9921 2789
Mobile: 0412 020 711